April 28, 2009

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission

CF/AD2 Mail Stop 3561

100 F Street, NE
Washington, D.C. 20549-3561

Re:	EQT Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 20, 2009
Proxy Statement on Schedule 14A
Filed March 5, 2009
File No. 1-3551

Dear Mr. Owings:

This letter is in response to your letter dated April 13, 2009 to EQT Corporation (the Company).  Your letter included 35 comments to which the Company responded below.  For your convenience, we have set forth each comment and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 7

General, page 7

1.                               SEC COMMENT: In the second paragraph on page nine we note your statement that “[i]f the capital markets become unconstrained, the Company believes it has a long-term sales volume growth potential of greater than 20% per year.”  We note a similar statement on page 43.  Please elaborate upon this statement and your basis for your belief that if the capital markets become unconstrained you have a long-term sales volume growth potential of greater than 20% per year.

COMPANY RESPONSE:  During 2008, the Company moved its horizontal drilling program into large-scale development; drilling approximately 400 horizontal wells (as disclosed in the table on page 9 and in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 28) and obtaining long-term commitments for drilling equipment and

EQT Corporation   I  225 North Shore Drive  I  Pittsburgh, PA   15212-5860

T 412.553.5700   I  F 412.553.5757   I  www.eqt.com

Mr. H. Christopher Owings

April 28, 2009

services to maintain and potentially increase the size of this development program (as disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 47 and the Notes to Consolidated Financial Statements, Note 20, Commitments and Contingencies on page 97).   Natural gas sales volumes increased 19% in the fourth quarter of 2008 compared to the fourth quarter of 2007, primarily as a result of this increased drilling program (as disclosed in the Form 8-K Current Report filed January 29, 2009, Equitable Resources Reports Year-End Earnings on page 8:  23,100 mcfe natural gas sold in 4Q08 vs. 19,386 mcfe natural gas sold 4Q07, an increase of 19.2%).  As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 42-43, given the current constraints in the capital markets, the Company plans to drill approximately the same number of horizontal wells in 2009 as in 2008 which is forecast to result in sales volume growth of approximately 15%.  Gas sales volumes increased 18% from first quarter 2008 to first quarter 2009 excluding the impact of the extra day in 2008. With unconstrained access to capital markets, the Company would have committed more capital to the horizontal drilling program, increased the number of horizontal wells drilled and forecast achieving and maintaining long-term sales volume growth in excess of 20% per year.  The Company’s 3.4 million gross acres of mineral interests in the Appalachian Basin and 1,215 bcfe of proved undeveloped natural gas reserves disclosed in Properties on page 20 provide the opportunity to maintain this increase in the horizontal drilling program for many years.

Item 2. Properties, page 19

2.                               SEC COMMENT: You state that in 2008 you drilled your first Utica exploratory well but that it will not be completed until 2010 after you drill another well.  Tell us if you have attributed proved reserves to these wells and, if so, how much was attributed to each well.

COMPANY RESPONSE:  No proved reserves are attributed to the drilled but not completed Utica well or the proposed Utica well.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results. . . page 27

EQT Production, page 28

Overview, page 28

3.                               SEC COMMENT: Regarding the Marcellus Shale, please tell us as of December 31, 2008 the following:

Mr. H. Christopher Owings

April 28, 2009

•                  how many proved reserves, if any, you have attributed to the Marcellus Shale;

•                  how many wells you have drilled into this formation;

•                  how many of these wells are producing from the Marcellus Shale and the rates they were producing; and

•                  the number of proved undeveloped reserves and locations you have also classified as proved.

COMPANY RESPONSE:  As disclosed in the Company’s press release on natural gas reserves issued January 29, 2009 (which was neither furnished to nor filed with the SEC), total proved reserves as of December 31, 2008 for Marcellus Shale were 77 bcfe, of which 23 bcfe were proved developed reserves and 54 bcfe were proved undeveloped (PUD) reserves.

As of December 31, 2008, 23 wells had been drilled in this formation as disclosed in the table on page 9 of the Company’s Form 10-K for the year ended December 31, 2008.

Of the 23 wells drilled in 2008, 12 were producing as of December 31, 2008, at rates ranging from 100 mcfd to 1,000 mcfd.

As of December 31, 2008 there were a total of approximately 50 proved undeveloped locations included in the Company’s reserve report with total net reserves of 54 bcfe.

Equitable Distribution, page 37

Overview, page 37

4.          SEC COMMENT:  Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:

•                  economic or industry-wide factors relevant to your company, and

•                  material opportunities, challenges and risks in the short and long term and the actions you are taking to address them.

For example, we note your disclosure on page 12 that states you saw

Mr. H. Christopher Owings

April 28, 2009

a reduction in FRAC spreads and in your storage and commercial margins in the latter half of 2008. Please explain what market condition caused these reductions, the effect these reductions will have on your profit margins and if you expect further reductions or an increase in these spreads. We also note your statement on page 39 and elsewhere in your filing that a continued downturn will raise your bad debt expense. To the extent material, you should discuss the impact this possible bad debt expense may have on your operations and liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

COMPANY RESPONSE:  With respect to the Company’s Equitable Distribution segment, known material trends and uncertainties are discussed in the Outlook portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 39.  These trends and uncertainties include the base rate case for the Company’s Equitable Gas subsidiary which was pending as of the filing date of the Form 10-K and the potential impact of a prolonged economic downturn on customer usage and collections.  There are no other known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on revenues or income or result in liquidity decreasing or increasing in any material way related to this segment.

The Company believes any likely changes to either usage or collections will not have a material impact on the operations, financial position or liquidity of the Company.  In 2008, distribution bad debt expense was $5.6 million, which represents 1.2% of EQT Corporation operating income. As discussed on page 37 of the Company’s Form 10-K, Equitable Gas Company’s tariff provides a recovery mechanism for customer assistance program expenses, including bad debt expense, for customers who have an inability to pay. For these reasons, the Company does not believe that bad debt expense will increase to the point that it would have a material impact on operations or liquidity.  Further, the Company had not yet experienced significant changes in either usage or collections as of the filing date of the Form 10-K; therefore providing information as to the materiality of potential changes which might be caused by a prolonged economic downturn was viewed as speculative and not meaningful.  In future filings, if they have had or are expected to have a material impact on operations or liquidity, the Company will provide in its Distribution segment operations analysis information regarding changes in usage or collections, their impact on net revenues and operating income and the outlook for these items and related financial results.  Until these items have or the Company expects them to have a material impact, the Company does not plan to discuss the impact of possible bad debt expenses in future filings.

Mr. H. Christopher Owings

April 28, 2009

As discussed on page 12 of the Company’s Form 10-K for the year ended December 31, 2008, in a discussion of the markets and customers of the Midstream segment, the frac spread represents the price differential, on a per unit energy basis, between liquid hydrocarbons and natural gas.  The decline in the frac spread in the second half of 2008 was the result of declines in the overall commodity market which affected crude oil, propane and other hydrocarbon products more quickly than natural gas.  This decline in the frac spread resulted in reduced net revenues and operating income for the Company’s natural gas processing operations.  Overall, the natural gas processing business is a relatively small part of the Company’s business, with 2008 net operating revenues of $18.8 million, or 2% of total EQT net operating revenues. In future filings, if it has had or is expected to have a material impact on operations or liquidity, the Company will discuss in its Midstream segment operations analysis the specific market conditions affecting the frac spread, its impact on net revenues and operating income and the outlook for the spread and related financial results.  Until these items have or the Company expects them to have a material impact, the Company does not plan to discuss changes in the frac spread in future filings.

The Company believes that it has addressed in its Form 10-K and will continue to address in future filings, all known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on revenues or income or result in liquidity decreasing or increasing in any material way related to any segment or to the Company as a whole.

Fiscal Year-Ended December 31, 2008 vs. December 31, 2007, page 38

5.                               SEC COMMENT: We note your statement on page 38 that your commercial and industrial revenues increased, in part, due to an increase in usage by one industrial customer. Please state whether you expect this customer’s increased level of usage to continue and if not, the effect it would have upon your commercial and industrial revenues.

COMPANY RESPONSE:  High volume industrial sales have very low margins and did not significantly impact total net operating revenues. (See page 39 of the Form 10-K.) The Company includes the description of the changes in industrial sales levels in order to explain the variances in commercial and industrial sales volume and total operating revenues in the operational and financial data table on page 38, despite the fact that these increases in usage have very little impact on net operating revenue. The Company is unable to predict the level of usage for this customer as its usage varies depending on the customer’s production process and industry dynamics.  However, the Company does not expect future fluctuations in industrial customer usage to

Mr. H. Christopher Owings

April 28, 2009

have a material impact on net operating revenues as these industrial sales have low profit margins. In future filings, the Company will include the reminder that large volume industrial sales have very low margins in each period in which the revenue and sales volume fluctuations occur.

Other items, page 45

Pension Plans, page 46

6.                               SEC COMMENT: We note that you made cash contributions to your pension plan of approximately $3.4 million, $1.3 million and $1.8 million during 2008, 2007 and 2006. We also note that you expect to make a cash payment of $15 million to your pension in 2009, a notable increase over previous years. Please describe the reason for this increase and the impact, if any, that recent market conditions have had on your pension funding obligations.

COMPANY RESPONSE:  The $15 million pension funding obligation for 2009 included $5 million in final payments for the settlement of pension obligations described by the Company on page 46 and $10 million of expected contributions, including those necessary to meet requirements of the 80% funding level, as described on page 47, in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  A portion of the $10 million expected contribution was as a result of losses sustained by the Plan as a result of current market conditions. In general, the Company does not consider pension obligations, including liabilities, expenses and cash contributions to be material to the financial statements because: the pension and other post-retirement benefit liabilities and assets recognized in the Consolidated Balance Sheet represent only 2% of total liabilities and 1% of total assets, the expected pension contributions of $15 million for 2009, including final funding of the 2008 Kentucky West Virginia Gas Company employee settlement, are less than 1% of 2008 cash provided by operating activities,  and the 2008 benefit cost for pensions and other post-retirement benefit plans, excluding the settlement of the former Kentucky West Virginia plan, was only 1% of 2008 income from continuing operations before income taxes.  The impact of recent market conditions is identified for investors in the loss on plan assets of $16.8 million which is disclosed in Notes to Consolidated Financial Statements, Note 14, Pension and Other Post-retirement Benefit Plans on page 87.  Because only 35 of the Company’s nearly 1700 employees are eligible for defined benefit pension benefits, the Company does not expect that pension obligations or fluctuations in funding requirements will become material in the future. In future filings, if material changes in funding obligations occur, the Company will clearly state the underlying conditions which result in material changes.

Mr. H. Christopher Owings

April 28, 2009

Financial Statements for the Fiscal Year Ended December 31, 2008

Statements of Consolidated Income, page 58

7.                               SEC COMMENT:  We note your presentation of Cost of Sales and the subtotal titled Net Operating Revenues and have the following comments:

•                  Please tell us, and disclose to your readers somewhere appropriate in your filing, a description of the types of costs that you classify as Cost of Sales.

•                  If your Cost of Sales are solely the costs that you capitalize as Inventory, which we read on page 63, are comprised of natural gas stored underground and materials and supplies, please tell us how you considered whether you incur any other costs in providing your products and services that should be capitalized as Inventory and/or classified as Cost of Sales. Your response should also address how you determine which costs to classify as Cost of Sales and which costs to classify as Operating Expenses.

•                  Please tell us whether Cost of Sales includes any depreciation expense. If not, tell us how you considered the guidance in SAB Topic 11:B.

•                  Regardless of the above, since it appears from your disclosures that management uses the measure Net Operating Revenues to evaluate and manage your Midstream and Distribution businesses, we believe you should consider discussing and quantifying this measure in your segment footnote, and we believe you should continue to address this measure in your segmental analysis of results of operations within MD&A.

COMPANY RESPONSE:  The Company includes only purchased gas costs in costs classified as Cost of Sales in the Statements of Consolidated Income in its Financial Statements. The types of costs included in this caption are those described in the Federal Energy Regulatory Commission (FERC) System of Accounts, Account number 800 thorough 813. These costs include natural gas wellhead purchases, natural gas field line purchases, natural gas transmission line purchases, purchased gas cost adjustments, natural gas delivered to and withdrawn from storage, gas used for product extraction and other gas supply expenses, including pipeline demand charges and related transportation costs of purchased gas. Cost of Sales does not include any materials and supplies or

Mr. H. Christopher Owings

April 28, 2009

other costs of providing products and services. The Cost of Sales includes only costs associated with the purchase of natural gas by the Distribution and Midstream segments and does not include any costs incurred in the Production segment. All costs of the Production segment and all costs other than purchased gas costs of the Midstream and Distribution segments are included in operating expenses. The Company includes in Cost of Sales only those types of costs designated as purchased gas costs for rate-making purposes. For the Company’s regulated businesses, these costs are generally subject to rate treatment different from operating expenses and are subject to strict periodic cost-recovery mechanisms. Generally, operating costs of the regulated businesses are classified separately from purchased gas costs and are subject to recovery through base rate mechanisms, rather than gas cost recovery. It is this distinction of gas cost vs. operating expenses which is used by the Company in determining its Cost of Sales for both internal management reporting and external financial statements.

Because the Company includes only purchased gas cost and no operating expenses in its Cost of Sales line, the Company did not specifically note the exclusion of depreciation expense from this caption. In Management’s Discussion and Analysis of Financial Condition and Results of Operations, in both the Midstream operations segment table and the Distribution operations segment table, this line is captioned “Purchased gas cost.” The sum of purchased gas cost in the Midstream and Distribution segments, less intersegment eliminations, is equal to consolidated “Cost of Sales.” In future filings the Company will use the caption “Purchased Gas Cost” instead of “Cost of Sales” on the Statements of Consolidated Income and define in Notes to Consolidated Financial Statements, Note 1, Summary of Significant Accounting Policies, the types of costs included in Purchased Gas Cost.

You are correct in your statement that management uses the measure Net Operating Revenues to evaluate and manage the Midstream and Distribution businesses. In future filings the Company will discuss and quantify this measure in the segment footnote and will continue to address this measure in the segmental analysis of results of operations within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 63

Regulatory Accounting, page 65

8.                               SEC COMMENT:  We note your tabular disclosure of regulated net property, plant and equipment on page 66. Please revise your disclosure here or in your property, plant and equipment accounting

Mr. H. Christopher Owings

April 28, 2009

policy on page 64 to present regulated gross property, plant and equipment along with the related accumulated depreciation, as we believe this gross presentation provides important information to your investors. In this regard, between your disclosures here and on page 64, you currently are providing this information for your Distribution business but not for your Midstream business.

COMPANY RESPONSE:  In future filings, the Company will expand the table of regulated property, plant and equipment to include gross regulated property, plant and equipment and accumulated depreciation by segment in addition to the net property, plant and equipment by segment.

Revenue Recognition, page 68

9.                               SEC COMMENT:  We read that only revenues associated with energy trading activities that do not result in physical delivery of an energy commodity (i.e. are settled in cash) are recorded using mark-to-market accounting. Since the guidance in SFAS 133 only requires that a contract permit net settlement to be a derivative, but does not require the contract actually to be net settled, it is unclear to us how your accounting policy complies with EITF 02-3 and SFAS 133. Please advise, and revise your disclosure as appropriate to clarify this matter.

COMPANY RESPONSE:  The Company agrees that the current disclosure could be read as you describe. The Company’s policy is and this disclosure should state that under EITF 02-3 the Company reports energy trading contracts net in the income statement, whether or not the contracts are settled physically.  The Company will revise this statement in future filings to clearly reflect this policy.

Separately, the Company wishes to clarify the confusion caused by the wording on page 68.  Under the normal purchases and sales exemption of paragraph 10b, contracts which result in physical delivery of a commodity expected to be used or sold by the Company in the normal course of business are not subject to the requirements of SFAS No. 133.  Except for the Company’s contracts that meet the requirements for this exemption, all of the Company’s commodity contracts are accounted for as derivative instruments, using mark-to-market accounting, under SFAS No. 133.  The Company will add these statements in future filings to clearly reflect this policy.

10.                      SEC COMMENT:  We read elsewhere in your filing that in 2008, Equitable Gas filed a base rate case in Pennsylvania, and you reached a settlement regarding this rate case in November 2008 that must be approved by the Pennsylvania PUC. We also note your

Mr. H. Christopher Owings

April 28, 2009

disclosures elsewhere in the filing regarding the favorable impact of the Equitrans rate case settlement recorded in 2006. Please tell us how you considered disclosing your accounting policy for revenue recognition when you have a pending rate case.

COMPANY RESPONSE:  The disclosure of the Company’s revenue recognition policy for pending rates varies based on whether increased rates have been put into effect subject to refund.

In the case of the 2006 FERC rate case, in the periods in which the rates were pending approval, the Company disclosed in periodic filings that revenues were recorded but reserved to the level of the estimated settled rates and that the rate case settlement would determine the revenues ultimately recognized for the period between when rates went into effect subject to refund and the date of final settlement.  When the refund condition was removed by subsequent FERC ruling, the Company disclosed such fact and the corresponding impact on the financial statements.

In the 2008 Equitable Gas Company base rate case, new rates did not go into effect during the rate case review period and no revenues were recognized (subject to refund or otherwise) or deferred in 2008; therefore, the Company did not separately disclose its accounting policy regarding pending rates and rates subject to refund.  Based on the terms of the settlement approved by the PUC on February 26, 2009, the Company was able to implement the new rates on a prospective basis. In future filings, when a rate case is pending, the Company will disclose the accounting policy for revenue recognition under the pending rate case, whether there are revenues subject to refund and when new rates are expected to go into effect and will continue to disclose the expected impact of the rate case on the financial statements.

Note 2. Financial Information by Business Segment, page 71

11.                      SEC COMMENT:  We note that you disclose total intersegment revenues within your tabular presentation of revenues from external customers. We further note from the related footnote (a) that intersegment revenues are generated by more than one of your reportable segments. With reference to paragraph 27 of SFAS 131, please tell us whether your chief operating decision maker is provided with revenues from external customers net of intersegment revenues for each segment or is provided with a breakout of intersegment revenues by segment, and if so, tell us how you determined you did not need to disclose this information to your investors.

Mr. H. Christopher Owings

April 28, 2009

COMPANY RESPONSE:  The Company’s chief operating decision maker reviews segment operations in the same format as provided in the tables on pages 29-38 in Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The Company’s chief operating decision maker is provided with neither revenues from external customers net of intersegment revenues for each segment nor a breakout of intersegment revenues by segment.

Note 5. Sale of Properties, page 76

12.                         SEC COMMENT:  We note your description of the transactions with Pine Mountain Oil and Gas, Inc. within this footnote and have the following comments:

•                  We read that you recorded the gain on these transactions in accordance with SFAS 19. We assume that this statement refers to your sale of a partial interest in proved reserves in the Nora area. Please tell us whether you recorded any gain or loss related to your exchange of certain Nora area gathering facilities and pipelines for a 50% interest in the newly formed entity Nora Gathering L.L.C., and if so, the accounting guidance that you relied upon in determining that such gain or loss recognition was appropriate. Please clarify this matter to your investors, if applicable, in future filings.

•                  As the reserves, gathering facilities and pipelines in the Nora area were previously part of your operations, please explain to us how you determined it was more appropriate to classify the gain on sale of these assets as non-operating income on your statements of consolidated income instead of classifying it within the subtotal Operating Income. Refer to paragraph 45 of SFAS 144.

COMPANY RESPONSE:  As disclosed on page 76 and 77 in the Company’s Form 10-K for the year ended December 31, 2008, the Company entered into a Purchase and Sale Agreement (Sale Agreement) with Pine Mountain Oil and Gas, Inc. (PMOG), a subsidiary of Range Resources Corporation (Range), pursuant to which the Company agreed to sell to PMOG a portion of the Company’s interests in certain gas properties in the Nora area.  Additionally, the Company entered into a Contribution Agreement (Contribution Agreement) with PMOG relating to the contribution of certain Nora area gathering facilities and pipelines to Nora Gathering LLC (Nora LLC), a newly formed entity that is equally owned by the Company and PMOG.  As a result of these transactions, the

Mr. H. Christopher Owings

April 28, 2009

Company recognized a gain on the sale of assets, net of $126.1 million in the 2007 Statement of Consolidated Income.  This net gain includes a gain on the sale of oil and gas properties under the Sale Agreement calculated in accordance with SFAS No. 19 of $157.6 million.  This SFAS No. 19 gain was reported net of a loss on the contribution of assets of $3.1 million (discussed below) and of a hedge loss of $28.4 million as disclosed on page 77 of the Form 10-K for the year ended December 31, 2008.

Under the Contribution Agreement, as disclosed on page 70 of the Company’s Form 10-K for the year ended December 31, 2007, the Company contributed Nora area gathering property with a net book value of $121.0 million to Nora LLC in exchange for a 50% interest in Nora LLC and cash of $23.6 million.  The Company’s proportionate share of the equity in Nora LLC was $94.3 million as provided by the Contribution Agreement and disclosed on page 70 of the Company’s Form 10-K for the year ended December 31, 2007.  This investment interest differed from the net book value of the gathering property contributed on the date of closing by $3.1 million.  The Company reviewed the accounting guidance in APB 18, “The Equity Method of Accounting for Investments in Common Stock” and concluded that the loss should be recognized to properly reflect the Company’s initial investment balance in Nora LLC as follows:

Net book value contributed on the date of closing	$121.0 million
Less: cash received on date of closing	$ 23.6 million
Less: Initial equity investment in Nora LLC	$ 94.3 million
Pre-tax loss recognized in gain on sale of assets, net	$ 3.1 million

The Company did not specifically disclose the loss on contribution separate from the SFAS No. 19 gain on sale of assets due to the immateriality of the loss on contribution (the loss was equal to approximately 0.8% of income from continuing operations before income taxes for 2007).  The Company will clarify the accounting for these transactions in future filings.

Upon further review of paragraph 45 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company determined the gain on sale of assets should be included within the subtotal Operating Income.

While the Company believes that the nature of the transaction and the source of the gain are clear to investors from the information provided in the 2008 financial statements, the Company will change the presentation in future filings.

Note 6. Acquisitions, page 77

13.                         SEC COMMENT:  We read that your acquisition of an additional 13.5% working interest in the Roaring Forks area was funded using a portion of the proceeds received from the sale described in Note 5,

Mr. H. Christopher Owings

April 28, 2009

and therefore qualified as a like-kind exchange under the deferred exchange agreement. Please explain to us in more detail and clarify to your investors what you mean by the deferred exchange agreement, since this appears to be the only place in your filing where you refer to this agreement. Also explain to us in more detail how you accounted for this acquisition, how this acquisition impacted your accounting for the sale of assets in the Nora area as discussed in Note 5, and the accounting guidance that you relied upon.

COMPANY RESPONSE:  The deferred exchange agreement refers to an agreement between Equitable Production Company, a subsidiary of EQT Corporation, and J.P. Morgan Property Exchange Inc, a qualified intermediary under the Internal Revenue Code (IRC).  As disclosed on pages 16-17 of the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2008, proceeds of $95.0 million from the Nora sale were placed into an escrow account pursuant to a deferred exchange agreement, which allowed for the use of the funds in a like-kind exchange under the IRC.

As disclosed on page 77 of the Company’s Form 10-K for the year ended December 31, 2008, the Company purchased additional working interests of approximately 13.5% in the Roaring Fork area in Virginia and certain gathering assets from a minority interest holder for $28.5 million subject to post-closing adjustments (the Roaring Fork purchase).  The Roaring Fork purchase was funded using a portion of the proceeds received from the sale of the Company’s interests in certain gas properties in the Nora area (the Nora sale) and was accounted for in accordance with SFAS No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies.  The Roaring Fork purchase had no impact on the accounting for the Nora sale.

The Company will add statements in future filings defining the deferred exchange agreement and clarifying that the Roaring Fork purchase qualified for like-kind-exchange treatment under the IRC but this did not impact the accounting for either the Roaring Fork purchase or the Nora sale.

Note 7. Income Taxes, page 78

14.                         SEC COMMENT:  We note that you refer to a taxable loss for 2008 several times throughout this footnote. Given the large book pre-tax income seen on the face of your income statement, please expand your disclosures to better explain why there is such a significant difference between your book income and taxable loss for 2008, and if possible provide context as to whether you expect this significant

Mr. H. Christopher Owings

April 28, 2009

difference between book and taxable income to continue in the future. Also expand your disclosures to better explain why you incurred a significant amount of income tax expense in 2008 given your taxable loss. In this regard, we assume the net tax expense reflects the impact of the deferred tax liabilities, as seen in your tabular presentation of current and deferred tax expense at the top of page 78, but we are requesting that you provide additional information as to why you recorded your highest effective tax rate in five years despite incurring a taxable loss. If you believe these disclosures would be more appropriate elsewhere in your filing, please tell us where you will place them.

COMPANY RESPONSE:  The Capital Resources and Liquidity portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 41 of the Company’s Form 10-K for the year ended December 31, 2008, includes the following disclosure:

For federal income tax purposes, the Company typically deducts as intangible drilling costs (IDC) approximately 70% of its vertical drilling costs and 75% of its horizontal drilling costs in the year incurred.  The IDC deduction resulting from its drilling program coupled with accelerated tax deprecation for expansion of the gathering infrastructure put the Company into an overall federal tax net operating loss position in 2008.  This tax position is likely to continue so long as expansion in Appalachia continues.  As such, the Company expects minimal federal cash taxes for the foreseeable future.

The Company will add this type of disclosure in to the income tax footnote of the Form 10-K in future filings.

In addition, in Notes to the Consolidated Financial Statements, Note 7, Income Taxes on page 78 the Company provides the following disclosure related to the increased effective tax rate in 2008:

The Qualified Production Activities Deduction under Section 199 of the IRC, which provides for a phased-in deduction related to qualifying production activities, was provided for the first time under the American Jobs Creation Act of 2004.  The Company recorded an income tax benefit for certain qualifying production activities of approximately $4.5 million and $0.6 million in 2007 and 2006, respectively.  Due to the Company’s taxable loss position in 2008 and the resulting net operating loss carryback, no Section 199 benefit was recorded for 2008 and a portion of the prior years’ benefits was reversed.  The reversal of the prior years’

Mr. H. Christopher Owings

April 28, 2009

Section 199 deduction was a detriment to the 2008 effective tax rate in the amount of $2.6 million in 2008.

In addition, the Consolidated Results of Operations portion of Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 27 of the Company’s Form 10-K for the year ended December 31, 2008, includes the following disclosure:

The effective tax rate for 2008 was 37.7% compared to 35.9% in 2007.  The higher effective tax rate in 2008 is the result of several factors including the Company being in a net operating loss position for tax purposes in 2008 which results in the loss of certain deductions for 2008 and for prior years as a result of carrying losses back to receive a cash refund of taxes paid.  In addition, state taxes increased due to limitations imposed on certain state tax losses generated in 2008 and the Company recorded a net increase to tax expense as a result of the completion of its IRS audit through the 2005 tax year, slightly offset by a beneficial change in the West Virginia state tax law.

The Company will add this type of disclosure in to the income tax footnote of the Form 10-K in future filings.

Note 20. Commitments and Contingencies, page 97

15.                         SEC COMMENT:  We read in the final paragraph of this footnote that you believe that the ultimate outcome of any matter currently pending against you will not materially affect your financial position.  Please tell us, and clarify in future filings, the expected impact of these matters on your results of operations and liquidity.  In this regard, if you believe there may be a material impact on your results of operations or liquidity, it appears that additional disclosure would be required under SFAS 5, SOP 94-6 and SAB Topic 5:Y.

COMPANY RESPONSE:  The Company believes that the ultimate outcome of any matter currently pending against the Company will not materially affect the financial position, results of operations or liquidity of the Company.  The Company will clarify this language and the similar language in Legal Proceedings on page 22 in future filings.

Mr. H. Christopher Owings

April 28, 2009

Note 21. Guarantees, page 97

16.                         SEC COMMENT:  We note that in connection with your sale of NORESCO you agreed to maintain certain guarantees of NORESCO’s obligations and that you have not recorded any liabilities in your Consolidated Balance Sheet related to these guarantees. Please explain to us how you considered the guidance in paragraph 9 of FIN 45 as it relates to your NORESCO guarantees. In this regard, it is unclear to us how you concluded that the fact that you believe the likelihood of making payments under these guarantees is remote would result in a fair value for these guarantees of zero.

COMPANY RESPONSE:  The Notes to Consolidated Financial Statements, Note 21, Guarantees on page 97, state that the guaranteed obligations of NORESCO include guarantees of certain receivable sales and customer contracts.  In fact, the vast majority of the NORESCO guarantees were savings guarantees (product warranty-type agreements) which were included in NORESCO customer contracts.  At December 31, 2008, all of the remaining outstanding guarantees relate to the savings (product warranty-type) guarantees.  These savings guarantees provided that once the energy-efficiency construction was completed by NORESCO, the customer would experience a certain dollar amount of energy savings over a period of years.  As such, the Company considered the guidance provided in FIN 45, specifically the exemption of paragraph 7b and the guidance provided in the Basis for Conclusions to FIN 45, paragraph 21, which provides the following:

The Board also excluded from the initial recognition and measurement provisions product warranties and other guarantee contracts for which the underlying is related to the functional performance of non-financial assets that are owned by the guaranteed party—that is, the underlying is related to whether or how well the non-financial asset functions or operates and not to changes in its value or price…Some respondents questioned, for example, whether a representation by a manufacturer to its customer that a particular engine would produce a specified savings in its energy consumption qualifies for this scope exception. The Board noted that such a representation would qualify for that scope exception because it relates to how efficiently the engine operates.

Based on this guidance the Company determined that the NORESCO savings guarantees were not subject to the initial recognition and initial measurement provisions of FIN 45.

Mr. H. Christopher Owings

April 28, 2009

Further, the nature of the savings guarantees is such that approximately 70% of the guaranteed savings are either stipulated to by the customer or are measured on a one-time basis at the completion of construction and thus are not subject to customer dispute in future years.  In addition, historically, NORESCO has experienced very low rates of payout related to the savings guarantees.  No payments have been made to date under these guarantees.  The Company will revise future disclosures of the NORESCO guarantees to indicate that the remaining guarantees relate to customer contracts which are exempt from FIN 45 and, in addition, that the Company has determined that potential payments under the guarantees are immaterial to its financial position, results of operations and liquidity and as such has not recorded a liability for the guarantees.

Note 24. Natural Gas Producing Activities (Unaudited), page 100

17.                         SEC COMMENT:  We note from Note 9 Equity in Nonconsolidated Investments on page 81 that you have investments that are accounted for by the equity method of accounting. We also note that you have not separately disclosed your share of these investees’ net oil and gas reserves; your share of these investees’ net capitalized costs relating to oil and gas producing activities; your share of these investees’ property acquisition, exploration and development costs incurred in oil and gas producing activities; your share of these investees’ results of operations for oil and gas producing activities or your share of these investees’ standardized measure of discounted future net cash flows as required by paragraphs 14c, 20, 23, 29, and 32 of SFAS 69. Please explain to us how you considered disclosing these items. If you believe this guidance does not apply or the amounts involved are immaterial, please explain that to us in reasonable detail.

COMPANY RESPONSE:  The Company holds a 1% limited interest in Appalachian Natural Gas Trust (the Trust) which owns a net profit interest in certain oil and gas properties purchased from EQT Production in 2001. In accordance with Article IV of the Restated Trust Agreement dated as of December 21, 2001, prior to payout (which will occur when certain contractual provisions are met and is expected to occur in October 2013) EQT Corporation receives a 1% interest in the Trust; after payout, EQT Corporation receives a 99% interest in the Trust.  The reserves that are expected to be produced from these properties after payout are included in EQT Corporation’s reserves as disclosed in the Form 10-K as it is expected that the Trust will be consolidated into the Company’s financial statements after payout.  The 1% share of the reserves prior to payout (1,176 mmcfe) and associated standardized measure of discounted future cash flows and the net capitalized development costs relating

Mr. H. Christopher Owings

April 28, 2009

to oil and gas producing properties (less than $1,000) are not material to EQT Corporation’s consolidated financial statements.  The Trust did not incur any property acquisition or exploration costs during the years ended December 31, 2008, 2007 or 2006.

No wells are part of the interest in Nora Gathering, LLC and as a result there are no reserves and no costs relating to oil and gas producing activities for this investment.

Reserve Information, page 100

18.                         SEC COMMENT:  Please tell us what your forecasted oil and natural gas production for total proved reserves was for 2008 in your 2007 reserve report. Please reconcile for us any significant differences between the forecasted production volumes and the actual 2008 production volumes.

COMPANY RESPONSE:

2008 Volume Comparison	2007 Reserve Report Forecast	2008 Actual Production Volumes	% Difference from 2007 Forecast
Natural Gas, MMCF	89,955	89,961	+0.01%
Oil, MBO	106	104	-1.89%
Total, MMCFE	90,591	90,585	-0.01%

19.                         SEC COMMENT: Please clarify footnote (a) on page 101 regarding changes to your natural gas reserves due to extensions, discoveries and other additions. The footnote states that a portion of the additions are for proved developed reserves which were not previously classified as proved undeveloped reserves. Please tell us if the remaining balance was previously classified as proved undeveloped reserves or was added to your balance of proved undeveloped reserves at December 31, 2008. If the remaining balance was added to proved undeveloped reserves at December 31, 2008, tell us the difference between the two subsets of reserve additions.

COMPANY RESPONSE:  As noted in the Notes to Consolidated Financial Statements, Note 24, Natural Gas Producing Activities (Unaudited) on page 101 of the Company’s Form 10-K, the Company’s proved developed and undeveloped reserves due to extensions, discoveries and other additions for the year ended December 31, 2008 were as follows:

Mr. H. Christopher Owings

April 28, 2009

Total Extensions, Discoveries and other additions	584,897 MMCF
Proved Developed Reserve Extensions (footnote a)	243,870 MMCF
Balance	341,027 MMCF

The 243,870 mmcf of proved developed reserve extensions, discoveries and other additions that were not previously classified as proved undeveloped represent reserves associated with wells drilled in 2008 on locations that were not classified as proved undeveloped in the Company’s 2007 reserve report (i.e. the locations were classified as possible or probable or not included in the reported locations at December 31, 2007). The balance of 341,027 mmcf represents new proved undeveloped locations added in 2008.  These locations were previously classified as unproved and as a result of the Company’s 2008 drilling program were moved into the proved undeveloped category.

20.                         SEC COMMENT: Please provide us with your reserve revisions due to price changes separately for oil reserves and also for gas reserves.

COMPANY RESPONSE:  The revisions due to price are as follows:

Natural Gas, MMCF	(7,370)
Oil, MBO	0

As disclosed in the Notes to Consolidated Financial Statements, Note 24, Natural Gas Producing Activities (Unaudited) on pages 101 and 102 of the Company’s Form 10-K, the Company’s year-end natural gas price moved from a range of $7.03 - $7.20 per Dth in 2007 to a range of $6.10 to $6.23 in 2008. Also, as disclosed on page 29 of the Company’s 10K, lease operating expense increased from $0.31/mmcfe in 2007 to $0.35/mcf in 2008, in part due to higher service-provider costs.  Because the Company’s operations are relatively low cost, with a break-even price of $2.50 per Dth (as reported by the Company’s CEO to investors in the Fourth Quarter 2008 EQT Corporation Earnings Conference Call) the Company’s natural gas reserves are relatively insensitive to price and operating cost movements in the year-end 2007 to 2008 range of prices.

 Because revisions to natural gas reserves totaled only 66,327 mmcf, were only 2% of the total proved natural gas reserves at December 31, 2008, price revisions of 7,370 mmcf represented only 0.2% of total proved natural gas reserves, and revisions were more than offset by extensions, discoveries and other additions of 584,897 mmcf, the Company does not believe that additional information on revisions is material and thus did not provide additional detail in the financial statements or other disclosures.

Mr. H. Christopher Owings

April 28, 2009

Exhibits and Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts, page 108

21.

SEC COMMENT: We note that in Note 16 Accumulated Other Comprehensive Loss on page 91, you discuss a lower of cost or market adjustment that you recorded related to hedged items (gas currently in storage for future sale). Please explain to us how you considered including this inventory valuation allowance in Schedule II -Valuation and Qualifying Accounts and Reserves on page 108. If you believe this section does not apply or the amounts involved are immaterial, please explain that to us in reasonable detail.

COMPANY RESPONSE:  In determining whether to include the inventory valuation allowance in Schedule II – Valuation and Qualifying Accounts and Reserves, the Company considered the immaterial impact of recording this reserve on net income.  Under SFAS No. 133, the Company reclassified unrealized hedge gains deferred in accumulated other comprehensive income related to hedged inventory into earnings in the same period as the lower of cost or market adjustment.  As such, the recording of the inventory valuation allowance had an immaterial impact to the Company’s 2008 earnings (less than $2 million or 0.4% of income from continuing operations before income taxes).  As the accumulated other comprehensive income adjustment was substantially equal to the lower of cost or market reserve at December 31, 2008, the Company believes that all material amounts that would have been included on this schedule are disclosed in Notes to the Financial Statements, Note 16, Other Comprehensive Income on page 91 of the Company’s Form 10-K for the year ended December 31, 2008.  In future filings, the Company will include the inventory valuation allowance on Schedule II – Valuation and Qualifying Accounts and Reserves with changes in the allowance not impacting net income being included in “Additions Charged to Other Accounts” with an appropriately descriptive footnote.

Exhibit 10, Material Contracts

22.

SEC COMMENT: Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided the schedules and exhibits to your revolving credit agreement and that you indicated in the Form 8-K filed on October 30, 2006 that you would provide any schedules or similar attachments to the Commission upon request. We also note that you did not file the complete underwriting agreement dated May 6, 2008

Mr. H. Christopher Owings

April 28, 2009

with the Form 8-K filed on May 12, 2008. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements, and re-file complete agreements.

COMPANY RESPONSE:  The Company has reviewed all Item 601(b)(10) exhibits currently filed with the SEC and will re-file complete copies of current material contracts that omitted any exhibits and/or schedules, not later than with the Compay’s Form 10-Q for the quarter ended June 30, 2009.

23.

SEC COMMENT: Please file as an exhibit a copy of your lease agreement with Liberty Avenue Holdings, L.L.C. regarding your new corporate headquarters, or advise us why you are not required to do so. Please refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

COMPANY RESPONSE:  At the time that the Company entered into its lease agreement with Liberty Avenue Holdings, LLC, the Company carefully reviewed the terms of the lease agreement and determined that the lease was not material.  The aggregate lease payments over the term of the lease (15 years) are expected to total approximately $86 million, which results in average yearly rental payments of $5.7 million.  Such financial commitment is not material.  Moreover, the Company believes that alternative office space is available in Pittsburgh, Pennsylvania in the event that the landlord does not fulfill its obligations under the lease.

Exhibit 23.01, Consent of Independent Registered Public Accounting Firm

24.

SEC COMMENT: We note that the Consent of the Independent Registered Pubic Accounting Firm is not signed. Please amend your Form 10-K to provide a conformed signature on this consent consistent with the guidance in Rule 302 of Regulation S-T. Please ensure that your amendment complies with the guidance in Rule 12b-l5 under the Exchange Act.

COMPANY RESPONSE:  The Company obtained and has a signed original consent of Ernst & Young, LLP dated February 17, 2009 to the incorporation by reference of their reports dated that date into the various Form S-3s, S-4s and S-8s set forth in Exhibit 23.01 of the 2008 Form 10-K.  Approximately a week prior to the date of the consent, the Company changed its name and was making a number of corrections to its then

Mr. H. Christopher Owings

April 28, 2009

draft 10-K to reflect its new name.  Somehow either in this process or in edgarizing the draft 2008 10-K for filing, the signature line on the Edgar version of exhibit 23.01 was inadvertently dropped even though Ernst & Young, LLP had signed the consent.  To correct this inadvertent error, the Company proposes to report in Item 5 to its Form 10-Q for the quarter ended March 31, 2009 that it inadvertently omitted the conformed signature of Ernst & Young, that such consent was in fact signed by Ernst & Young on the date stated, and that the Company is re-filing as an Exhibit to such Form 10-Q the signed consent of Ernst & Young, LLP to the incorporation by reference of their reports dated February 17, 2009, with respect to the consolidated financial statements and schedules of EQT Corporation (formerly Equitable Resources, Inc.), and the effectiveness of internal control over financial reporting of EQT Corporation (formerly Equitable Resources, Inc.), included in the Company’s Annual Report (Form 10-K) for the year ended December 31, 2008 into the various registration statements listed on Exhibit 23.01.

The Company believes that its proposed approach corrects the inadvertent error in Exhibit 23.01.  The Exhibit Table in Item 6.01 of Regulation S-K expressly provides that experts consents may be incorporated by reference from Exchange Act Forms 10-K, 10-Q or 8-K.  None of the various undertakings included in the Company’s registration statements in accordance with item 512 of Regulation S-K specify a particular Exchange Act Form which must be used for an expert’s consent. In addition, all of the Company’s various prospectuses and registration statements state in accordance with the relevant item of the form that incorporated by reference are two different sets of documents -  (a) the latest annual report at the time of filing on Form 10-K that contains annual financial statements plus (b) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act.1  The 2008 Form 10-K is not the latest annual report and is not set forth as being so incorporated in any of the registration statements referenced in Exhibit 23.01. Exhibit 23.01 consent is incorporated into the registration statements by the general statement in the part (b) language which incorporates all subsequent filed reports - Form 10-Ks, 10-Qs or 8-Ks.  If the signed consent is filed as outlined above on a Form 10-Q, it will be incorporated into these registration statements by this operative language in these registration statements.   Thus, the Company believes that re-filing the consent with the missing signature line on a Form 10-Q (or alternatively a Form 8-K) is legally effective for purposes of expert liability under section 11 of the Securities Act of 1933.

The Company has reviewed Compliance and Disclosure Interpretation 126.22 which the staff mentioned.  This CDI is to the effect

1 See Items 2 and 3 of Form S-8; Item 12 of Form S-3 and Item 11 of Form S-4.

Mr. H. Christopher Owings

April 28, 2009

that a company may include an accountant’s consent either in a post-effective amendment to a Form S-8 or by incorporation by reference in the Form 10-K.   This CD&I might be read as applicable only to the Form 10-K which is specifically referenced in part (a) of the Form S-8 incorporation language.  The Company understands that an investor may expect to find the consent in the same document which contains the incorporated financial statements.  If an investor looks at the Company’s 2008 Form 10-K, he or she will find the consent, albeit with the omission noted in the staff’s comment.  The Company proposes to set forth in the text of Item 5 on Form 10-Q that this is the fully executed filed version of the accounting consent to the specified registration statements.  Thus, the executed version should be easily located by an investor and if anyone makes inquiry to the Company regarding the signature, it will direct such person to this Form 10-Q.  This is not a situation where the consent exhibit was omitted from a Form 10-K.  The Company has in the past added the accountant’s consent to its registration statements via the Form 10-K, obviously intended to do so when it filed Exhibit 23.01 in the 2008 Form 10-K and will do so in future filings.  Refiling Exhibit 23.01 on a Form 10-Q (or alternatively on a Form 8-K) is a more cost effective manner to add the signature compared to an amendment to the 2008 Form 10-K which would involve a re-certification process as part of the officer re-certifications which accompany such an amendment.

Definitive Proxy Statement on Schedule 14A

Stock Ownership, page 22

Significant Shareholders, page 22

25.

SEC COMMENT: We note in footnote number two that George P. Sakellaris has sole voting and dispositive power over 6,205,392 shares, shared voting and dispositive power over 355,000 shares, and beneficial ownership of 80,000 shares held in a trust for the benefit others. This totals 6,640,392 shares beneficially owned. According to your disclosure Mr. Sakellaris is the beneficial owner of only 6,205,392 shares. Please clarify the amount of shares that Mr. Sakellaris beneficially owns.

COMPANY RESPONSE:  The information included in Footnote 2 is taken directly from Mr. Sakellaris’ Schedule 13G filed with the SEC on October 28, 2008.  Item 4. from Mr. Sakellaris’ Schedule 13G reads as follows:

ITEM 4.     OWNERSHIP.

Mr. H. Christopher Owings

April 28, 2009

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned: 6,560,392

Consists of the following: (a) 6,205,392 shares of Common Stock held by Mr. Sakellaris; (b) 355,000 shares of Common Stock held by Arthur P. Sakellaris, which shares may be deemed to be beneficially owned by George P. Sakellaris, and (c) 80,000 shares of Common Stock held in a trust established by Mr. Sakellaris for the benefit of, among others, his children, which shares may be deemed to be beneficially owned by Mr. Sakellaris.

In the event there is an inconsistency between the amount of shares beneficially owned by Mr. Sakellaris and the itemized breakout of such shares in any Schedule 13G filed by Mr. Sakellaris in the future, the Company will seek further clarification from Mr. Sakellaris and request that he resolve this matter in an amended Schedule 13G.

Executive Compensation, page 25

Compensation Discussion and Analysis, page 25

Tally Sheets, page 32

26.

SEC COMMENT: You indicate that the Compensation Committee receives tally sheets annually for each executive officer. Please discuss how the Compensation Committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers. For example, please confirm whether the Compensation Committee increased or decreased the amount of compensation awarded based upon its review of the tally sheet information.

COMPANY RESPONSE:  Tally sheets are provided to Compensation Committee members as part of a resource book containing a variety of compensation related documents, including copies of Company incentive plans, all executive officer change of control and non-competition agreements, information regarding peer companies, etc.  The Committee does not engage in a collective formal review of the tally sheets and, accordingly, no increases or decreases to compensation are made “based upon [the Committee’s] review of the tally sheet information”. Rather, tally sheets are a tool to help each member evaluate the Company’s compensation and benefits programs and are utilized by each member as he or she determines to be appropriate in preparing for meetings.

Mr. H. Christopher Owings

April 28, 2009

Components of the Company Compensation Program, page 34

Annual Incentives, page 35

Financial Component, page 36

27.

SEC COMMENT: We note that the financial component identified by the Compensation Committee was actual 2008 earnings per diluted share (EPS) compared to business plan EPS. We also note that 2008 EPS exceed business plan EPS by 42%. Please disclose the business plan goal for 2008 with respect to your Executive Short-Term Incentive Program. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the target would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Also, to the extent that disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

COMPANY RESPONSE:  The executive summary to the Compensation Discussion & Analysis in the Company’s 2009 Proxy Statement identified the Company’s 2008 earnings per share (EPS) as $2.00.  The Company believes that by disclosing that its actual EPS exceeded business plan EPS by 42% it disclosed the plan EPS of $1.41 in compliance with all requirements.

Operational Component, page 36

28.

SEC COMMENT: On page 36 you state that the Compensation Committee reviewed your performance with respect to each business unit value driver and assigned an overall performance multiple of 2.60X. Please discuss the factors that the Compensation Committee considered and its analysis of those factors in determining to set the overall performance multiple at 2.60X.

COMPANY RESPONSE:  The 2008 business unit value drivers were established in early 2008 using specific and measurable criteria.   Based upon the pre-set measurable criteria and the level of performance actually achieved, management calculated business unit value driver performance.  Management provided the calculation to, discussed the performance on the value drivers with and

Mr. H. Christopher Owings

April 28, 2009

responded to questions from, the Compensation Committee.  In future filings, the Company will improve its explanation of the nature of the Compensation Committee’s review.

Strategic Component, page 36

29.

SEC COMMENT: On page 37 you state that Mr. Gerber provided the Compensation Committee a report that indicated that the company’s performance on the long-term financing, price risk management and Equitable Gas Company initiatives exceeded expectations. Please discuss the basis for Mr. Gerber’s conclusion and the Compensation Committee’s reasoning in agreeing with Mr. Gerber’s conclusion.

COMPANY RESPONSE:  Mr. Gerber’s report reflected the following:

a.           Long-Term Financing. In light of the extraordinary complexity and challenges of 2008, the financial strategy and execution positioned the Company for long-term growth in spite of the ambient liquidity and credit challenges. In 2008, the Company completed an equity offering with net proceeds of $561 million and a $500 million debt offering. In doing so, the Company positioned itself to not require further capital market access through 2010, while allowing natural gas sales to grow at a 15% annual rate in 2009 and maintaining operational momentum to increase spending when liquidity re-emerges.   In addition, the Company reviewed the use of other financing mechanisms to sustain or increase growth. Management made multiple presentations to the board regarding long-term financing matters.

b.           Price Risk Management.  Management made multiple presentations to the board regarding the Company’s commodity hedging practices with the goals of performing a quantitative assessment of price risk impact from a cost and value perspective, reviewing alternative strategies for mitigating this risk in terms of what the Company is attempting to protect or insure, reviewing tactical execution mechanisms and recommending a plan for implementation during 2008.  The dramatic volatility in commodity prices during 2008 made this strategic component, like the long-term financing component, particularly complex and management demonstrated significant leadership in recommending directional improvements throughout the year.

c.            Equitable Gas Company.  Under management’s lead, the board engaged in a thorough discussion of the strategic direction of Equitable Gas Company which identified the relevant challenges and established a path

Mr. H. Christopher Owings

April 28, 2009

forward.  As part of this process, the Company reached a successful settlement of its first rate case in more than a decade.

The Compensation Committee concurred with Mr. Gerber’s assessment of the success of the above factors described by Mr. Gerber.

Special Grants, page 42

Special Bonus, page 43

30.

SEC COMMENT: We note that in January 2009, the Compensation Committee awarded Mr. Gerber a special cash bonus of $925,012 in recognition of Mr. Gerber’s leadership in transitioning you to an integrated energy company through investment in and expansion of the natural gas exploration and production business. Please discuss the specific aspects of Mr. Gerber’s leadership that the Compensation Committee considered in awarding this bonus. Also, please discuss how you calculated the amount of the payment.

COMPANY RESPONSE:  The special cash bonus was a discretionary bonus authorized by the Compensation Committee for the reasons identified in the proxy.  No formulas or benchmarks were utilized by the Compensation Committee.  While the Company’s evolution from a diversified utility company to an integrated energy company has occurred over the past several years, 2008 was viewed as a bellwether year in light of:

•    a natural gas production sales volume increase of 12% over 2007 excluding volumes from properties sold during 2007;

•                completion of three major projects in the Midstream segment – the Big Sandy Pipeline, the Mayking corridor and the Kentucky Hydrocarbon processing plant;

•                more than 668 gross wells drilled, including 389 horizontal wells, and continued improvement of the Company’s horizontal air drilling technology; and

•                a 646% natural gas drill bit reserve replacement ratio.

The Compensation Committee viewed Mr. Gerber’s leadership in achieving these operational measures as exemplary.

Mr. H. Christopher Owings

April 28, 2009

2009 SVP, page 44

31.                          SEC COMMENT:  We note that your Compensation Committee approved the 2009 Shareholder Value Plan, effective January 1, 2009. We also note the payments under this program are based on your total shareholder return over the period February 23, 2005 to December 31, 2009, as ranked among the comparably measured total shareholder return of the applicable peer group and your annualized average absolute return on total capital over the five-year period ending December 31, 2009. Please discuss the board’s reasoning on setting the performance measures for this program based on a five year period, in which four of the five years has already passed.

COMPANY RESPONSE:  As indicated above, the Company has evolved over the past several years from a diversified utility to an integrated energy company.  The Compensation Committee thought it appropriate to recognize the value added by key employees who brought significant effort to the evolution process and provided substantial value to the Company over the five year period to accomplish this transition.  Moreover, in light of the challenges in the capital markets and the impact of those challenges on the Company’s business plan, the Committee desired to encourage sustained high performance in a manner that was aligned with shareholder return.  With those goals in mind, the 2009 SVP was established as a means of measuring the success of the transition over the five-year period, in a manner aligned with shareholder return and without duplication of the rewards earned under the 2005 EPIP.  In considering the formula disclosed on page 44 of the Company’s proxy, please note that the effect of the subtraction of the threshold value of $63.82 per unit is to reduce the payout under the 2009 SVP by an amount that approximates the Company’s total shareholder return relative to the defined peer group from the start of the performance period through December 31, 2008.

Summary Compensation Table, page 49

32.                          SEC COMMENT:  We note that under Stock Awards column in your Summary Compensation Table and in your table on page 21 that discloses non-employee director compensation you listed a negative value for the stock awards of several individuals based on a reversal of a portion of the awards you previously expensed. In your footnotes to these tables, please provide your calculation of how you arrived at these values. Also, please provide a narrative to each of these tables to describe any material factors necessary to understand the information disclosed in the tables. Please refer to Item 402(e) and 402(k)(3) of Regulation S-K.

Mr. H. Christopher Owings

April 28, 2009

COMPANY RESPONSE:

Stock Awards Column from Summary Compensation Table

The Stock Awards column in the Summary Compensation Table reflects the aggregate compensation expense recognized for financial statement reporting purposes in the applicable year calculated in accordance with SFAS No. 123R.  As noted in footnote 3 to the Summary Compensation Table, the amount reflected in the Stock Awards column is associated with the following: (a) performance units granted under the 2005 EPIP, 2008 EPIP and 2007 Supply LTIP, and  (b) non-vested restricted stock.  The Company included the factors used in the calculation of the expense associated with the awards granted under the 2005 EPIP, 2008 EPIP and 2007 Supply LTIP in footnote 3 to the Summary Compensation Table on pages 49 and 50 of the Company’s 2009 Proxy Statement.  The Company did not discuss the calculation of the expense associated with the non-vested restricted stock; however, such expense can be calculated from information provided in footnote 3.

In Question 119.11 of the SEC Staff’s Regulation S-K Compliance and Disclosure Interpretations (CDI) 119.11, the SEC stated that negative numbers may appear in the “Stock Awards” or “Option Awards” columns of the Summary Compensation Table when previously expensed portions of awards that were previously reported in the Summary Compensation Table are reversed.  The negative values for Messrs. Gerber and Conti result from the reversal of compensation expense recognized in prior years related to the 2005 EPIP. The amount of the reversal reflected in the Summary Compensation Table is less than the amount of compensation expense recorded in 2007 and reflected in the Company’s 2008 Proxy Statement for such gentlemen.  (See footnote 4 to the Summary Compensation Table in the Company’s 2008 Proxy Statement.)

As disclosed in Notes to the Consolidated Financial Statements, Note 17, Share-based Compensation Plans on page 92 of the Company’s Form 10-K for the year ended December 31, 2008, which is cross-referenced from footnote 3 to the Summary Compensation Table, the Company accounted for the 2005 EPIP awards as liability awards in accordance with SFAS No. 123(R) and, as a consequence, revalued the liability for each award at each period-end.  The following chart provides, among other things, the (1) assumptions utilized by the Company in calculating the compensation expense for these awards as of December 31, 2007, (2) final performance measures as of December 31, 2008 and (3) calculations of the per unit compensation expense recognized as of December 31, 2007 and 2008:

Mr. H. Christopher Owings

April 28, 2009

2005 EPIP	12/31/2008 Actual Payout	12/31/2007 Assumptions
Share price	$33.55	$60.00

Multiple	1.75	2.25

Dividend	1.087	1.056
Expense per unit, (total program, 1.9 million units)	$63.82	$142.56

Vesting percentage	100%	75%
Cumulative expense per unit to recognize at the end of reporting period	$63.82	$106.92

2008 Income per Unit (calculated 2008 cumulative expense per unit less 2007 cumulative expense per unit)	$(43.10)

Set forth below is each component to Mr. Gerber’s negative value under the Stock Awards column of the Summary Compensation Table:

2005 EPIP Expense [300,000 units x $(43.10)]	$(12,929,854)
2008 EPIP Expense	$89,767
Non-vested restricted stock	$146,380
Total Stock Awards as displayed in Summary Compensation Table	$(12,693,707)

The negative value for Mr. Conti was computed in the same manner.  In both cases, the 2008 reversals associated with the 2005 EPIP reflected in the Summary Compensation Table of the 2009 Proxy Statement are less than the 2007 compensation expense for the 2005 EPIP included in the Summary Compensation Table of the Company’s 2008 Proxy Statement for these gentlemen.

The Company also recognized 2008 compensation expense of $(560,294) for Mr. Gardner and $(689,592) for Mr. Schlotterbeck.  Under the SEC’s rules the reversals for the Messrs Gardner and Schlotterbeck are not reflected in the Summary Compensation Table because neither Mr. Gardner nor Mr. Schlotterbeck was a named executive officer in the company’s 2008 or 2007 proxy statements.  Ms. Bone was not a participant in the 2005 EPIP.

Mr. H. Christopher Owings

April 28, 2009

The Company believes that the information provided in the footnotes to the Summary Compensation Table includes all information material to an investor’s understanding of the values set forth in the Stock Awards column.

 The Company also believes that all material factors necessary to an understanding of the information disclosed in the Summary Compensation Table and the Grants of Plan-Based Awards Table are included within the footnotes to such tables or in the sections of the Compensation Discussion and Analysis that are cross-referenced from the table footnotes.  The Company did not include a narrative discussion with the Summary Compensation Table or the Grants of Plan-Based Awards Table in order to avoid duplicative disclosure.  The Company takes note of Item 402(e) of the Regulation S-K, however, and in future filings will include a narrative discussion with the Summary Compensation Table and the Grants of Plan-Based Awards Table setting forth any material factors necessary to an understanding of such tables including, among other things, the information specified in clauses (1)(i) through (iv) of Item 402(e).   A substantial portion of the narrative discussion will be a discussion of the mechanics of certain of our plans which is included in the Compensation Discussion & Analysis in the 2009 Proxy Statement.  The rationale for and purpose of the plans will remain located in the Compensation Discussion & Analysis.

Stock Awards Column from Director Compensation Table

The Stock Awards column of the directors’ compensation table on page 21 reflects the aggregate compensation expense recognized in 2008 for financial statement reporting purposes calculated in accordance with SFAS No. 123R.   As noted in footnote 2 to the table, the Stock Awards column consists of the following: (a) the year-end fair value of the 1,600 deferred stock units awarded in April 2008 to each director who was serving on the board at that time and (b) re-measurement of the fair value of all outstanding deferred stock units based on the closing price of the Company’s stock as of December 31, 2008.   In accordance with SFAS No. 123R, the Company accounts for deferred stock units as liability awards and, as a consequence, revalues the liability for each award at each period-end. The following chart provides the calculation of the per unit compensation expense reversal for all deferred stock units held by directors, other than the 1,600 deferred stock units granted in April 2008:

EQT closing stock price on 12/31/2008	$33.55
EQT closing stock price on 12/31/2007	$53.28
2008 per unit compensation income for awards outstanding for all of 2008	$(19.73)

The per unit compensation expense recognized for the 1,600 deferred stock units granted in April 2008 was $33.55.

Mr. H. Christopher Owings

April 28, 2009

By way of example, set forth below is a detailed calculation of Mr. Miles’ negative value under the stock awards column of the directors’ compensation table for 2008:

Total deferred stock units outstanding at 12/31/2007	11,760
2008 per unit compensation income for awards outstanding for all of 2008, as noted in the table above	$(19.73)
Total compensation income for awards outstanding for all of 2008	$(232,019	) A

Total share based awards granted in April 2008	1,600
2008 per unit compensation expense for awards granted in April 2008	$33.55
Total compensation expense for awards granted in April 2008	$53,680	B

Total compensation income for the remeasurement of 2008 dividend shares	$(3,104)	C

Total compensation income for Mr. Miles as displayed in Stock Awards column	$(181,443)
	A+B+C

The negative values of the other directors were computed in the same manner.  Although CDI 119.11 on its face deals with the reporting of management compensation under part (c)(v) of Item 402 Reg. S-K, Part (k)(iii) of Item 402 also states that FAS 123R values are to used and the instructions to Part (c)(v) are made applicable to Part (k)(iii) in the General Instructions to Part (k).   In addition, in Release 33-8765, the SEC stated that amendments had been made to the reporting of director Stock Awards compensation to cause this compensation to be reported in the same manner as management compensation:

Under the amendments we adopt today as interim final rules, the dollar amount of compensation cost recognized over the requisite service period, as described in FAS 123R, will be the amount reported in the Stock Awards and Option Awards columns in the Summary Compensation Table.  Compensation cost will include both the amounts recorded as compensation expense in the income statement for the fiscal year as well as any amounts earned by an executive that have been capitalized on the balance sheet for the fiscal year. This amount will include compensation cost recognized in the financial statements with respect to awards granted

Mr. H. Christopher Owings

April 28, 2009

in previous fiscal years and the subject fiscal year. The amendments revise the corresponding columns in the Director Compensation Table in the same way. (footnotes omitted)(emphasis added).

Thus, we believe that the same methodology of CDI 119.11 as well as the discussion which follows the above quoted portion of Release 33-8765 regarding negative values being reported in the management Stock Awards column applies equally to the Director Compensation table.

The Company notes that the expense reversals reflected for the directors in the 2009 proxy statement do not in any case exceed the expense reflected in the 2006 and 2007 proxy statements for the corresponding awards.  The Company believes that the information provided in the footnotes to the Directors Compensation Table includes all information material to an investor’s understanding of the values set forth in the Stock Awards column.

Finally, the Company believes that all material factors necessary to an understanding of the information disclosed in the Director Compensation Table are disclosed in the footnotes to such table or the discussion immediately preceding such table on pages 19 and 20 of the 2009 Proxy Statement.

Equity Compensation Plan Information, page 70

33.                          SEC COMMENT:  We note your statement in footnote two to your Equity Compensation Plan table that shares issuable under the 2008 Employee Stock Purchase Plan program are included in your Equity Compensation Plans not approved by Shareholders. However, footnote three indicates that these shares issuable under the 2008 Employee Stock Purchase Plan are not included in your Equity Compensation Plans Not Approved by Shareholders. Please revise or advise.

COMPANY RESPONSE: Consistent with CDI 106.04, column (A) of the Equity Compensation Plan Information does not include shares subject to outstanding options under the 2008 ESPP at December 31, 2008 and column (C) does include such shares.  Footnotes 3 and 6 to the Equity Compensation Plan Information chart address these matters, but the Company will revise its footnote disclosure in future filings to further clarify this point.

Mr. H. Christopher Owings

April 28, 2009

Form 8-K filed January 29, 2009

Exhibit 99.1

34.                          SEC COMMENT:  In the press release of January 29, 2009 you state your proved, probable and possible reserves at the end of year 2008. You state that the 3P reserves were determined in accordance with the guidelines of the Society of Petroleum Engineers’ Petroleum Resource Management System (PRMS). However, the guidelines for the PRMS reserve system specifically states in section 2.2.2 -Category Definition and Guidelines that the estimates made for each category should not be aggregated without due consideration of their associated risk. Therefore, please tell us how you considered the risk associated with each reserve category in determining that it was appropriate to add these reserve categories together.

COMPANY RESPONSE:  By way of clarification, the Company issued two separate press releases on January 29, 2009: one press release, which was furnished to the SEC on Form 8-K, announced the Company’s earnings for fiscal year 2008 and the second press release, which was neither furnished to nor filed with the SEC, provided information regarding the Company’s reserves as of December 31, 2008.

As noted in the January 29, 2009 reserves press release, the reserve estimates included in the press release were determined in accordance with the guidelines of the Society of Petroleum Engineers Petroleum Management System (SPE-PRMS).  The guidelines of the SPE-PRMS required the Company to evaluate, among other things, certain specific risk considerations before categorizing reserves as proved, probable or possible.  The Company identified and evaluated such risks in making its estimates.  Based on the Company’s evaluation of risks, historical production results and the continuous nature of its reservoirs, the Company believed it was not inappropriate to aggregate the categories together as long as the proved, probable and possible detail was separately provided.  Nonetheless, the Company agrees that it will not aggregate proved, probable and possible reserves in future filings with the SEC under the current oil and gas reporting rules.

The Company is currently evaluating the application of the SEC’s new oil and gas reporting rules to the Company’s reported reserves and disclosures, including the determination of proved reserves based on the new definition of proved undeveloped reserves and considering the continuous nature of the Company’s reserves.  In conjunction with this review the Company will re-evaluate any future aggregation of proved, probable and possible reserves.

Mr. H. Christopher Owings

April 28, 2009

35.                          SEC COMMENT:  It appears that in this press release, you provide enhanced reserve disclosure that you do not provide in your recent Form 10-K. Specifically, you breakout the proved developed and undeveloped reserves assigned in the major geological formations that you have or are in the process of developing. Please revise your document to provide this same level of detail in your most recent and future Form 10-K documents.

COMPANY RESPONSE:  The Company included the enhanced reserve disclosure in a special press release that the Company annually publishes to report certain 3P reserve information.  The Company did not include a breakdown by geological formation of proved developed and undeveloped reserves in its Form 10-K because the Company does not believe that such information is material.  Rather, the Company believes that such information is relevant only in the context of providing probable and possible reserves to demonstrate the likely focus of the Company’s future development.

The Company is currently evaluating the application of the SEC’s new oil and gas reporting rules to the Company’s reported reserves and disclosures.  If the Company determines that a breakout of proved developed and undeveloped reserves assigned to the individual geological formations is material to investors after giving effect to the new oil and gas reporting rules, the Company will make such enhanced reserve disclosure in future filings.

In connection with the above responses, the Company acknowledges that:

•               the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. H. Christopher Owings

April 28, 2009

Please feel free to contact Terri Bone, Vice President and Corporate Controller, at 412-553-5785 with questions regarding the Company’s financial statements and related matters, including Form 10-K, Form 10-Q, and Form 8-K. You may contact Kim Sachse, Deputy General Counsel, at 412-553-5758 with questions regarding the Company’s Proxy statement and Kim Sachse or me at 412-553-5863 with any other questions.

Sincerely,

/s/ Philip P. Conti

Philip P. Conti
Senior Vice President,
Chief Financial Officer

cc:       Lewis B. Gardner, Vice President and General Counsel